Coffee roaster and cafe + lifestyle brand

🔵 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



wilcuma.com   New York NY   🐦 📘 📷   Food   Retail   Sustainability   Cafe   Food Tech

Highlights

1. The comprehensive approach and versatile business model mitigating risk, from cafes to wholesale

2. The vision beyond coffee and its multiple revenue streams: CPG, music, fashion, etc.

3. The growth opportunities with several iterations of the concept in multiple real estate environments

4. The checks of post-pandemic and new-reality boxes, mainly consumption flexibility and cleanliness

5. A project that defines the future of the hospitality industry, especially from a people standpoint

6. A $70b market in 2020 in the US only, with an average 9% yearly growth expected for the next 5 years

7. Our versatile team has 30+ years of experience in the food business and hospitality in general

8. We complement our skill sets with strong experts in their fields (design, coffee sourcing, etc.)

Our Team



Nicolas Simon CEO

Alain Ducasse/Four Seasons/2 Michelin stars/Business school/Carried the Olympic Torch in 1992



Nicolas Simon CEO

Alain Ducasse/Four Seasons/2 Michelin stars/Business school/Carried the Olympic Torch in 1992

> Coffee is an essential mass market product in our daily lives, even considered as an essential business during a pandemic. It also offers many different avenues in terms of scale, starting with roasting our own beans. This is how we work: everyday experiences we approach with premium levels of hospitality and explore in all aspects possible.



Mucjon Demiraj COO

Real estate expert/Restaurant owner/Financial adviser/Came to the US on a basketball scholarship

El Condor at its core

The available deck provides much detail about concept and brand already (please read through it carefully), but we wanted to emphasize a few aspects that are particularly important to us.



Pexels - Photo by Daniel Reche

Human Resources are truly critical...

Our labor models do not reinvent the wheel, yet they allow for true HR policies in favor of our teams: fair compensation for all, no discrepancies between back and front of the house, revenue share vs tips, insurance, advancement opportunities, on-going learning and training, empowerment and more. In other words: what you would expect from basically any other industry...

Below a couple of recent pieces that illustrates very well the current challenges our industry faces from a compensation standpoint.

https://stories.zagat.com/posts/claire-sprouse-on-making-hunky-dory-a-no-tip-zone?utm_medium=email&u...

https://dc.eater.com/2020/9/10/21423018/d-c-restaurants-eliminate-tipping-add-service-charges-corona...



Unsplash - photo by Brooke Cagle

Super clean and safe!

Yes, the current pandemic requires everybody to enforce new rules in terms of cleanliness and safety. Good news is that has always been part of how we run things, as basic as it sounds: no coffee stains on tables, no crumbs on the floor, no trash cans in sight, spotless uniforms, thorough cleaning schedules in place... you get the point.

And cheers to a cleaner world as a silver lining to this unprecedented crisis...



Etsy

One word: flex-i-bi-li-ty

Because of Covid-19, again, the hospitality industry has aged 5 years in the past 9 months! Brutal and throwing everything off balance right now, but no real surprise as to where we were headed...

We are no special visionaries, yet El Condor has embraced many necessary evolutions since the very beginning, as a business plan: delivery and takeout (including a nice window on the street), digital strategy from POS to social SEO/SEM, maximization of hours of operation, multi-use venues (co-working, exhibitions, etc.), retail, "ghost" products/brands from our cafe kitchens.

Not to mention the wide range of locations and layouts the concept offers, as demonstrated by the immediate real estate options at stake as well as the surprise right below.



Lady Falcon Coffee Club - San Francisco, CA

Maybe another location opportunity?

We are in negotiations with Selina to take over F&B operations at their new property in Chelsea, NYC (formerly Hotel Americano).